Exhibit 3.1

CERTIFICATE OF AMENDMENT TO THE CERTIFICATE OF INCORPORATION

OF

HANOVER BANCORP, INC.

Under Section 805 of the New York Business Corporation Law

FIRST:  The name of the Corporation is Hanover Bancorp, Inc.

SECOND: The date of filing of the certificate of incorporation with the Department of State is December 22, 2015.

THIRD: Article FOURTH of the Certificate of Incorporation is hereby amended to effect a change in the aggregate number of shares the corporation has the authority to issue. The corporation is currently authorized to issue shares of 17,000,000 shares are common stock, par value $0.01 per share (the “Common Stock”), and 15,000,000 shares are preferred stock, par value $0.01 per share (the “Preferred Stock”), of which Preferred Stock 150,000 are designated as Series A Convertible Perpetual Preferred Stock. Of the currently authorized Common Stock, 7,399,469 are issued and 9,600,531 shares are unissued, and this will not change as a result of the amendment. Of the currently authorized Preferred Stock, 150,000 shares are issued and 14,850,000 shares are unissued.

The Corporation will increase the number of authorized Series A Convertible Perpetual Preferred Stock from 150,000 shares to 450,000 shares.  Therefore, a total of 450,000 shares of Preferred Stock will be authorized, and accordingly the number of shares of undesignated Preferred Stock shall decrease from 14,850,000 to 14,550,000.

Article FOURTH(A)(2) of the Certificate of Incorporation is hereby amended and restated in its entirety to read as follows:

2.    Designation; Number of Shares. The series of shares of Preferred Stock hereby authorized shall be designated the “Series A Convertible Perpetual Preferred Stock”. The number of authorized shares of the Series A Preferred Stock shall be 450,000 shares. The Series A Preferred Stock shall have a par value of $0.01 per share. Each share of Series A Preferred Stock has the designations, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications, or terms or conditions of redemption as described herein. Each share of Series A Preferred Stock is identical in all respects to every other share of Series A Preferred Stock.

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FOURTH: The certificate of amendment was authorized by the vote of the board of directors followed in accordance with Section 502(d) of the Business Corporation Law of the State of New York.

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be duly executed by an authorized officer this 23rd day of  April, 2024.

Hanover Bancorp, Inc.

By:	/s/ MICHAEL P. PUORRO
Name:	Michael P. Puorro
Title:	Chairman and Chief Executive Officer

CERTIFICATE OF AMENDMENT TO THE CERTIFICATE OF INCORPORATION

OF

HANOVER BANCORP, INC.

Under Section 805 of the Business Corporation Law

Filer's Name:  Windels Marx Lane & Mittendorf, LLP

Address:  156 West 56th Street, New York, NY 10019